Exhibit 99.2

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2006

Prepared as at November 28, 2006

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation (formerly Noble House Entertainment Inc.) for the three months ended September 30, 2006 should be read in conjunction with the unaudited consolidated financial statements for the three months ended September 30, 2006 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended June 30, 2006. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at November 28, 2006. The Company’s auditors have not reviewed it.

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

On October 12, 2006, the Company changed its name to LiveReel Media Corporation from Noble House Entertainment Inc. Subsequent to quarter end, the Company also received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act. During the quarter, LiveReel entered into an agreement to provide bridge loan financing to a production company, and subsequent to quarter end, the Company entered into an additional financing agreement which will assist in the development of a feature film being developed by said production company. The bridge loan financing plus associated interest was repaid in the second quarter. The other financing will only be repaid upon successful completion and distribution of the film.

The Company’s wholly owned subsidiary, LiveReel Productions Corporation (formerly Noble House Film and Television Inc.) also continued negotiations to formalize distribution arrangements for one of its recently completed films, King of Sorrow. An agreement in principal was reached subsequent to quarter end for the film.

Index

The following table summarizes financial information for the 1st quarter 2007 and the preceding seven quarters:

Fiscal year	2007	2006				2005
Quarters ended	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004

Total Revenue	6,810	-	-	7,052	-	5,031	-	-
Loss from continuing operations	(185,061)	(402,078)	(144,392)	(70,352)	(65,275)	(196,819)	(38,282)	(14,885)
Net loss per share - basic and diluted	(0.01)	(0.03)	(0.02)	(0.01)	(0.01)	(0.02)	0.00	0.00

During the quarter ended September 30, 2006, losses were reduced from the quarter ended June 30, 2006 as the Company wrote down the value of much of its intellectual property in the June 30, 2006 quarter. This was based on a detailed review of the scripts and distribution agreements acquired in November 2004, and resulted in a writedown of $207,500 in the quarter ended June 30, 2006. Otherwise, the general increase in losses from March 31, 2005 through September 30, 2006 were mainly due to operating expenses of LRPC, which became operational from February 2005 onward.

Number of Common Shares and Warrants

These are as follows on September 30, 2006 and November 28, 2006, the date of this report:

	#	Exercise price (in US$)	Expiry date
Shares issued and outstanding	14,521,744

Warrants issued in November 2004	3,500,000	$0.50	November 30, 2008

Warrants issued in April 2006	1,193,600	$0.50	March 28, 2008 to April 11, 2008

Warrants issued in June 2006	1,500,000	$0.50	June 26, 2008
	6,193,600

Warrants are convertible into an equal number of common shares of the Company on or before the expiry date.

3.5 million common shares and warrants issued in November 2004 can not be sold or transferred by the holder for at least five years from the date of issuance without the approval of the Company.

8,967,200 shares issued and 6,193,600 shares issuable upon exercise of warrants are subject to resale restrictions under U.S securities laws.

Index

Business Environment

Risk factors

The primary risks affecting the Company are substantially unchanged from those discussed in the Company’s annual MD&A for the year ended June 30, 2006.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.
Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	Our lack of substantial operating history;
•	the success of the film projects in which we have interests;
•	the impact of competition;
•	the enforceability of legal rights;
•	the volatility of the entertainment industry

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management discussion and analysis for the fiscal 2006. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company’s business plan continues to evolve in the first quarter of fiscal 2007. During most of fiscal 2006, management focused on three major activities: development and licensing of film properties, providing production consulting including pre and postproduction and sales exploitation of films. However, following successful completion of two private placements in April 2006 and June 2006, in which the Company raised approximately $3 million, there was a change in management and composition of the board of directors.

The new management, while maintaining the overall business focus on feature film production and distribution, began adopting a new approach.

The Company plans to focus on financing feature film productions as a producer or co-producer with others. These feature films will be produced by independent production companies, to be selected by management from time to time. The Company anticipates

Index

continuing to utilize consultants with expertise in the industry to assist in selecting content and assisting in production and distribution efforts on projects the Company chooses to be associated with.

During the three month period ended September 30, 2006, the Company began to explore the financing aspect of the entertainment industry more extensively than in the past. The Company entered into a bridging loan agreement which calls for advances of up to $1.8 million to an independent production company involved in the production of a feature film, The Poet. The production company is owned by a former director and officer of the Company and a former officer of its wholly owned subsidiary. Subsequent to quarter end, it entered into various additional financing agreements in exchange for financing fees and/or interest payments and the right to share in future net revenues of The Poet.

Results of Operations

Three months ended September 30,	2006	2005
Income	6,810	-
Expenses	(191,871)	(65,275)
Net loss for period	(185,061)	(65,275)
Deficit at end of period	(5,665,417)	(4,863,534)

Overview

The following were the key events in the first quarter ended September 30, 2006 -

(a)
The Company’s subsidiary, LRPC was restructured to reduce the number of full time consultants effective September 1, 2006. The Company continued to look for distribution of its recently completed film, King of Sorrow. An agreement in principle for distribution for the film was reached subsequent to quarter end.

(b)
The Company entered into an agreement with a production company, The Poet Inc., to provide bridge financing of up to $1.8 million for production expenses of the film that The Poet Inc. is in the process of developing.

(c)	Subsequent to quarter end, the Company entered into additional agreements to provide longer term financing to The Poet Inc.

The following were the key events in the first quarter ended September 30, 2005 -

a)	The Company’s subsidiary, LRPC became fully operational with five consultants focusing on seeking strategic partners and production companies requiring its services and film properties.

Index

b)	LRPC signed up with two production companies to develop scripts for which it began receiving funds from the producers.

c)
LRPC signed up with another production company under which it licensed its script and began providing pre production consulting. The revenue for the Company will come primarily from the sale proceeds form the distribution of the film.

Income

The Company’s primary source of income is from the net sale proceeds of the films to which it licenses its scripts and provides production consulting and distribution services. Since the films for which the Company holds contracts are under various stages of development, no reasonable estimates can be made of potential sales proceeds. As a result, no income is accrued for services rendered to date. The costs of these services are not deferred until income generation can be reasonably established.

Additional revenue is generated by earning interest income on excess cash balances in the three months ended September 30, 2006.

Expenses

The overall analysis of the expenses is as follows:

Quarter ended September 30,	2006	2005

Consulting expenses	$59,673	$49,450
Office and general	57,486	8,821
Stock based compensation	57,000	-
Professional fees	8,096
Shareholders information	5,089	1,309
Promotion	3,746	555
Bank charges and interest	781	140
Amortization of investment in film		5,000
and televison programs

	$191,871	$65,275

Consulting Expenses

Consulting expenses for the three months ended September of $59,673 include fees paid to a former director and officer of $20,000 and the new Chief Financial Officer of $5,000 for consulting services provided during the period. The balance related to consulting fees paid to 6 individuals who worked for the Company’s subsidiary. Two of the former executives of the subsidiary, Mr. Damian Lee, the former president and Mr. Lowell Conn, the former vice president, were paid a total of approximately $23,000 or 66% of the fees. All long term consulting contracts with the Company’s former senior management were cancelled without any penalty or further obligation in the three month period ended September 30, 2006.

Index

Consulting expenses for the three months ended September 30, 2005 consisted mainly of monthly fees paid to seven consultants working for LRPC, which became fully operational in March 2005. Two of the executives, Damian Lee, the former CEO of the Company and the former president of LRPC and Lowell Conn, the former vice president of LRPC were paid a total of $31,050 as per the terms of five-year consulting contracts.

Office and general

These costs include rent, telephone, Internet, and other general and administration costs. The key components of these costs are as follows:

Three months ended September 30,	2006	2005

Travel and entertainment	$18,529	$669
Insurance	10,800	-
Rent	9,450	4,478
Exchange loss	9,306	(184)
Miscelleneous	7,609	2,113
Telephone	1,792	1,745
	$57,486	$8,821

Travel and entertainment costs in the three months ended September 30, 2006 include costs incurred primarily by the new CEO of the business for visiting the operations of the business and performing detailed operational and financial reviews of the business with the former management team. No such similar costs were incurred in the three months ended September 30, 2005.

Insurance costs for the three months ended September 30, 2006 relate to a directors and officers insurance policy entered into during the quarter for a twelve month period of time. The expenses relates to amortizing one third of the cost in the quarter. No such policy was in place a year ago.

Rent for the three months ended September 30, 2006 included rent for two properties as the Company moved its location during the quarter and still paid for its former premises. In the three months ended September 30, 2005, rent was incurred for the office space of the subsidiary, LRPC, which was rented at $1,300 per month under a month-to month lease as well as a small charge for corporate space from Current Capital Corporation, a shareholder.

Exchange loss for the three months ended September 30, 2006 related entirely to the translation of US dollar balances and transactions into Canadian dollars at September 30, 2006 and quarterly average exchange rates as per the Company’s accounting policy. For the three months ended September 30, 2005, there were minimal US dollar or other foreign currency transactions or balances and hence no significant exchange gain or loss resulted in the quarter.

Miscellaneous costs include the costs of various small travel, courier, web site development, etc. not categorized elsewhere in the financial statements. These increased on a year over year basis primarily because of the ongoing development of the Company’s web site.

Index

Stock based Compensation

Stock based compensation is made up of the Company’s common shares and options to acquire the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

During fiscal 2006, the board of directors of the Company approved and created two new Plans, which were all registered with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933:

1.
2006 Consultant Stock Compensation Plan covering one million common shares, which were issued to three consultants including a former director for his services as chief financial officer and two other consultants of the company for their services. The shares were valued at $228,000 based on the market price on the date of issuance. $114,001 was expensed in fiscal 2006 and the balance of $113,999 was deferred. An additional $57,000 was amortized in the three month period ended September 30, 2006.

2.	2006 Stock Option Plan covering one million options. None of the options were granted as at September 30, 2006.

Professional fees

Professional fees in the three months ended September 30, 2006 were comprised entirely of legal fees of $8,096. Legal fees relate primarily to the review of the Company’s public filings and assistance in review of materials for the special meeting of shareholders held October 4, 2006.

Shareholder Information

Shareholder information costs in the three months ended September 30, 2006 consist of the cost of holding a special shareholders’ meetings in October 2006, regulatory and related filing fees and transfer agent fees.

Shareholder information costs in the three months ended September 30, 2005 comprised transfer agent fees of $1,309.

Promotion costs

Index

Promotion costs for the three months ended September 30, 2006 were incurred by LRPC preparing for the potential sales of the two films the Company is associated with, King of Sorrow and The Poet.

Amortization of Investments in Film and Television Programs

During fiscal 2006, LRPC was holding nine scripts at a carrying value of $172,500 and four distribution contracts at a carrying value of $60,000. At the year end of June 30, 2006, management decided to fully amortize all but one script and all distribution contracts because it has decided not to pursue development of these properties any further. The only script not amortized and kept at its carrying value of $25,000 was that of King of Sorrow. The script has been developed into a feature film for which the Company held the certain distribution rights. As at September 30, 2006 and June 30, 2006, management concluded that based on the estimates of the potential revenue that would be realized by the film, the carrying value of the script was fully recoverable.

In the three month period ended September 30, 2005, the carrying value of distribution agreements had been amortised over 36 months on a straight line method as per the Company’s policy. The amortisation for the quarter reflected three months pro-rata amortisation. No further adjustment was considered necessary on the basis of the evaluation carried out by the management at that time.

Liquidity and Capital Resources

Working Capital

As at September 30, 2006, the Company had a net working capital position of $2,314,720 compared to a working capital position of $2,499,781 as of June 30, 2006. Cash on hand as at September 30, 2006 was $2,034,583 million compared to $2,140,670 in cash and treasury bills as at June 30, 2006.

The working capital position has declined by approximately $180,000 on a quarter over quarter basis due to the financing of the operating loss of the business in the three months ended September 30, 2006. The Company redeemed its treasury bills into cash as it was able to obtain favourable interest rates at its bank compared to the rate it was earning on its treasury bills.

The Company believes it has adequate cash on hand to meet its cash requirements in the upcoming fiscal year.

Key Contractual obligations

These are detailed in Note 12 - commitments and contingent liabilities to the consolidated financial statements for the quarter ended September 30, 2006.

Off balance sheet arrangements

Index

At September 30, 2006 and 2005, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three months ended September 30, 2006 and 2005 are:

i.
Consulting fees include $5,000 paid to the Chief Financial Officer for services rendered during the period and $20,000 of fees paid to a former director and officer for various services. (2005 - $18,000 paid to a former director).

ii.
Current Capital Corp., a shareholder corporation where former directors of the Company serve as consultants and is owned by one of the former directors charged approximately $nil for the premises rent, telephone and other office expenses (2005 - $770).

iii.	Rent of $3,900 (2005 - $3,900) was charged in respect of rent for premises owned by a former director and officer of the Company.

iv.
Included in accounts receivable and prepayments is a sum of $193,243 (2005 - $26,144) advanced to a production company owned by a former officer and director of the Company and a former officer of LRPC.

v.
Included in accounts payable and accrued liabilities is a sum of nil (2005 - $16,544) due to Current Capital Corp., where former directors of the Company serve as consultants, which is owned by one of the former directors of the Company and is a shareholder of the Company.

vi.
Included in accounts payable and accrued liabilities is a production advance of $26,900 (2005 - $17,900) from a production company in which a former director and officer of the Company and a former officer of LRPC are the shareholders.

Financial and derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at September 30, 2006.

Credit risk is minimised as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognised rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

Index

The Company never entered into and did not have at the end of the quarters ended September 30, 2006 and 2005, any foreign currency hedge contracts.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended June 30, 2006. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended September 30, 2006.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our audit committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current outlook

LiveReel currently has approximately $2.0 million in cash with no significant debts. It has the backing of new shareholders with considerable financial strength and network in the entertainment industry. These shareholders have taken an active approach to the operations and management of the Company.

We are confident that with resources at our disposal we will succeed in improving the profitability of the business over time.

Index

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.com